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                          MANAGEMENT SERVICES AGREEMENT


      MEMORANDUM OF AGREEMENT made as of the 1st day of January, 1991.

B E T W E E N:

                     ROGERS COMMUNICATIONS INC.,
                     a corporation continued under the laws
                     of the Province of British Columbia,

                     (hereinafter referred to as "RCI"),

                                                OF THE FIRST PART,

                                     - and -

                      ROGERS CANTEL MOBILE COMMUNICATIONS INC., a corporation incorporated under the laws of Canada,

                      (hereinafter referred to as "RCMCI"),

                                                OF THE SECOND PART,

                                     - and -

                      ROGERS CANTEL MOBILE INC.,
                      a corporation incorporated under the
                      laws of Canada,

                      (hereinafter referred to as "RCMI"),

                                                OF THE THIRD PART.


      WHEREAS RCI is experienced in the communications industry and has for a number of years provided a wide range of managerial and advisory services to numerous companies throughout the world involved in various sectors of the communications industry;

      AND WHEREAS RCMCI operates several businesses related to a mobile communications business and is the indirect parent of Rogers Cantel Inc. ("Cantel"), an operator of a cellular telephone network in Canada. As such, RCMCI wishes on behalf

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of itself and its subsidiaries, including Cantel, to avail itself of, and RCI is willing to provide to RCMCI, managerial and other advisory services relating to RCMCI and such subsidiaries and their respective businesses;

      NOW THEREFORE in consideration of the premises and mutual covenants herein contained and for other good and valuable consideration, the parties hereto covenant and agree as follows:

1.    Scope of Services

      RCI hereby agrees to provide to RCMCI on a continuing basis in Canada, through personnel of RCI or, at RCI's discretion, the personnel of subsidiaries of RCI, executive, administrative, strategic, purchasing, regulatory, legal and financial corporate supervision and support services relating to RCMCI and its subsidiaries of such a nature as RCMCI may reasonably request from time to time having regard to RCI's experience and expertise and personnel or the personnel of its subsidiaries, as the case may be, and the remuneration payable to RCI under this Agreement. Such services shall include, among others, the following:

      (a) advice and assistance as to the general and corporate policies and strategic planning and direction of RCMCI and its subsidiaries, including the services of the Chief Executive Officer of RCI in connection with same;

      (b) advice regarding Canadian federal and provincial income and sales taxes and the federal goods and services tax;

      (c) advice and assistance in dealing with Canadian regulators, including with respect to public hearings involving RCMCI or any of its subsidiaries before various municipal, provincial and federal governmental and regulatory bodies;

      (d) advice and assistance involving investor relations for RCMCI, including in connection with the communication by RCMCI with investors, analysts

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            and securities regulators and the preparation and filing by RCMCI of disclosure documents and reports required to be filed by it in accordance with applicable securities legislation and policies;

      (e) advice and assistance in respect of the financial affairs of RCMCI and its subsidiaries, including in respect of the preparation of budgets, business plans and financial projections for RCMCI and its subsidiaries and the evaluation of capital expenditure proposals and monitoring RCMCI's operational results (including those of its subsidiaries), and consulting with management with respect to those results;

      (f) advice and assistance in connection with the raising by RCMCI or any of its subsidiaries of external debt or equity capital and in connection with dealings by RCMCI and its subsidiaries with their respective bankers and other sources of financial assistance, including interest rate risk management, foreign exchange management and the investing of excess cash;

      (g) advice and assistance in connection with the acquisition and divestiture of related operations;

      (h) making available personnel of RCI to serve as directors on the boards of directors of RCMCI and its subsidiaries and on committees of such boards of directors;

      (i) advice and assistance in coordinating purchases of goods and services with affiliated companies in order to obtain lower costs and improve economic efficiencies and assistance in the negotiation of contracts with suppliers and others;

      (j) advice and assistance in community relations and public relations programs, including with respect to the establishment and operation of a


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            charitable donations program (but specifically excluding any charitable donations);

      (k) co-ordination in data processing and software matters (but specifically excluding software creation or production);

      (l)   advice, assistance and co-ordination in pension planning matters;

      (m) advice, assistance and co-ordination involving insurance matters, including with respect to risk management, planning, disaster advice and co-ordination of insurance programs with affiliated companies;

      (n) providing corporate secretarial services for meetings of the boards of directors of RCMCI and its subsidiaries and meetings of committees of those boards of directors;

      (o) advice in relation to legal matters and assistance in drafting standard form agreements and documents and the selection, management, direction and co-ordination of legal assignments of outside counsel;

      (p) advice and assistance in connection with the relationship with external auditors and in connection with internal audits conducted to review the regional operating units and corporate offices of RCMCI and its subsidiaries, including assistance in identifying areas in which operational improvements can be made;

      (q) advice and assistance in developing policies and procedures for RCMCI and its subsidiaries relating to financial and accounting matters, human resource and benefit matters and legal matters; and

      (r) monitoring international developments and new business opportunities and consulting with management of RCMCI regarding same.




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      For greater certainty, under no circumstances shall RCI be obligated to provide to RCMCI or its subsidiaries the services of outside professionals or consultants in fulfilling the obligations of RCI set forth herein nor shall those services include any common operational services including, without limitation, services relating to any data centre operated and maintained by RCI.

2.    Fees

      In consideration of the services to be rendered by RCI hereunder, RCI shall be paid a monthly fee during each year that this Agreement remains in effect, determined as set forth below:

      (a) in respect of the 1991 and 1992 calendar years, RCI shall be paid a monthly fee of $666,667, for a total annual fee of $8,000,004 per year; and

      (b) in respect of each calendar year subsequent to 1992, RCI shall be paid a monthly fee determined as follows:

            (i) not less than 30 days prior to the commencement of each such calendar year RCI and the independent directors of RCMCI serving on its audit committee (the "Independent Directors") shall use their reasonable best efforts to determine the monthly fee that will be payable to RCI hereunder during that calendar year;

            (ii) in determining the fee that will be payable to RCI in each calendar year as described in clause (i) above, RCI and the Independent Directors will take into account such factors as they consider appropriate, including:

                  (A) the result obtained by multiplying (x) the budgeted consolidated operating income (before taxes, interest and depreciation) of RCMCI for that year divided by the budgeted consolidated operating income (before taxes,



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                        interest and depreciation) of all of RCI's operating
                        subsidiaries for that year, by (y) 115% of RCI's budgeted consolidated operating expenses (other than taxes, interest and depreciation) for that year, in each case as reflected in the then most recent budgets of RCMCI and RCI, respectively;

                  (B) the time and resources of RCI and its personnel committed to the requirements of RCMCI and its subsidiaries hereunder during the then current year as compared with the time and resources of RCI and its personnel committed to the requirements of the other operating subsidiaries of RCI during that year; and

                  (C) any special activities and efforts made by RCI and its personnel during the then current year principally for the benefit of RCMCI and its subsidiaries; and

            (iii) notwithstanding clause (ii) above, in no event will the annual fee payable to RCI hereunder in any such calendar year be less than:

                  (A) for 1993, the result obtained by (x) multiplying $8,000,004 by the percentage increase in the Canadian Consumer Price Index (all items) as reported by Statistics Canada (the "CPI Index") between January 1, 1991 and December 31, 1991, and (y) multiplying the result obtained in (x) by the percentage increase in the CPI Index between January 1, 1992 and December 31, 1992; and

                  (B) for each year subsequent to 1993, the result obtained by multiplying the fee paid to RCI hereunder during the

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                        preceding year by the percentage increase in the CPI
                        Index between January 1 and December 31 of that year.

For greater certainty, in no event will any monthly fee payable to RCI hereunder determined by agreement between RCI and the Independent Directors be adjusted to reflect variations between the budgeted operating income of RCMCI and the operating subsidiaries of RCI and the actual operating income of RCMCI and the operating subsidiaries of RCI for any period or to reflect variations between the budgeted consolidated operating expenses of RCI and the actual consolidated operating expenses of RCI for any period.

3.    Special Provisions for fees

      (a) In the event that RCI and the Independent Directors are unable to agree on the fee that will be payable to RCI hereunder in respect of any calendar year as contemplated in subparagraph 2(b) above, RCI shall be paid a monthly fee determined as set forth in clause 2(b)(iii) above during that year unless and until RCI and the Independent Directors otherwise agree.

      (b) If, in the circumstances described in subparagraph 3(a) above, the parties are unable to determine the fee that will be payable to RCI hereunder in respect of any month during any calendar year because information respecting the percentage increase in the CPI Index between January 1 and December 31 of the preceding year (the "CPI Information") is not yet available from Statistics Canada, RCI shall be paid a monthly fee equal to the monthly fee paid to RCI during the preceding year until the CPI Information becomes available, following which (i) all further monthly payments made to RCI hereunder during the relevant year will be varied in the manner contemplated in clause 2(b)(iii) above, and (ii) within 15 days of the CPI Information becoming available, RCI shall be paid an additional amount sufficient to compensate RCI for the deficiency, if any, in the fees theretofore paid to RCI hereunder during that year plus interest


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            on the amount of each monthly deficiency calculated from the last business day of each relevant month until the date such payment is made at a rate per annum equal to the prime rate of The Toronto-Dominion Bank during such period, adjusted on a daily basis for changes in that rate, plus 2%.

4.    Transitional Provisions

      The parties hereby agree that, effective as of and from January 1991, this Agreement replaces and supersedes in its entirety the amended and restated management services agreement (the "Prior Management Agreement") made as of April 30, 1990 between RCI and RCMI and that, accordingly, all fees payable to RCI hereunder in respect of the 1991 calendar year shall be calculated and paid in accordance with the provisions hereof, notwithstanding the actual date of execution of this Agreement and notwithstanding the provisions of the Prior Management Agreement.

5.    Identifiable Expenses

      In the event that during the term of this Agreement RCI incurs any identifiable expenses exclusively to benefit RCMCI or any of its subsidiaries in respect of the services rendered by RCI hereunder, RCI shall be entitled to obtain reimbursement from RCMCI of such expenses, together with an administration charge equal to 15% of the amount of such expenses, upon providing RCMCI with an invoice setting forth particulars of the expenses for which RCI is claiming reimbursement hereunder. Such invoices shall be submitted to RCMCI by RCI on a monthly basis. For greater certainty, the expenses contemplated in this paragraph 5 shall include, without limitation, travel and living costs charged in accordance with then applicable policies of RCI.

6.    Additional Services

      From time to time hereafter, RCMCI may submit to RCI a request that RCI provide to RCMCI or any of its subsidiaries services in addition to those contemplated in paragraph 1 above. RCI may agree or not agree to provide such services


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in its sole discretion. In the event that RCI agrees to provide such services in any circumstance other than as described in paragraph 7 below, RCI shall be entitled to obtain reimbursement of the cost to RCI of providing these services (including, without limitation, RCI's internal costs such as the cost to RCI of its personnel performing the relevant services) together with an administration charge equal to 15% of the amount of those costs, upon providing RCMCI with an invoice setting forth particulars of the costs for which RCI is claiming reimbursement hereunder. Such invoices shall be submitted to RCMCI by RCI on a monthly basis.

7.    Competitive Bids for Additional Services

      Notwithstanding paragraph 6 above, if at any time during the term of this Agreement RCMCI or any of its subsidiaries wishes to obtain managerial or other advisory services in addition to those contemplated in paragraph 1 above and wishes to obtain competitive bids for the provision of those services, then:

      (a) RCI shall have the right (but not the obligation) to participate in such bidding process on substantially the same terms as all other third parties invited to submit bids to RCMCI or its relevant subsidiary; and

      (b) if RCI elects to submit a bid to RCMCI or its relevant subsidiary and RCI's bid is technically acceptable to RCMCI or such subsidiary, as the case may be, acting reasonably, RCMCI or such subsidiary, as the case may be, will be bound to accept RCI's bid unless it is on terms and conditions that are materially less advantageous to RCMCI or such subsidiary from a financial point of view than other technically acceptable bids submitted to RCMCI or such subsidiary in accordance with the bidding process established by it.

8.    Payment

      The fees payable to RCI pursuant to paragraphs 2, 3, 7 and 9 and the invoices submitted to RCMCI by RCI pursuant to paragraphs 5 and 6 above shall be paid


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on the last business day of each month. Notwithstanding the preceding sentence, if and to the extent that payment of any of the fees described in paragraph 2, 3, 7 and 9 would result in RCMCI or any of its subsidiaries being in default under any agreement with a bank or similar lending institution, RCMCI may defer payment thereof until such time, but only until such time, as the payment would not result in RCMCI being in default under such agreement. Any payment to be made to RCI as set forth above that is not paid when due (including, without limitation, pursuant to the deferment contemplated in the preceding sentence) shall bear interest from the date such payment is due until the date such payment is made at a rate per annum equal to the prime rate of The Toronto-Dominion Bank during such period, adjusted on a daily basis for changes in that rate, plus 2%.

9.    RCI Guarantees

      From time to time hereafter, RCMCI may submit to RCI a request that RCI guarantee the obligations of RCMCI or any of its subsidiaries under one or more credit facilities or in respect of one or more of their other financial obligations. RCI may agree or not agree to guarantee such obligations in its sole discretion. In the event that RCI agrees to guarantee any of such obligations, RCMCI shall pay a monthly guarantee fee to RCI in an amount equal to 1/12 of 2% of the total amount guaranteed by RCI.

10.   RCI Loans

      From time to time hereafter, RCMCI may submit to RCI a request that RCI or one of its subsidiaries loan funds to RCMCI or any of its subsidiaries. RCI may agree or not agree to comply with such a request in its sole discretion. In the event that RCI agrees to so loan funds to RCMCI or any of its subsidiaries, either directly or through a subsidiary of RCI, the terms of repayment of the principal sum advanced shall be as agreed to by RCI and RCMCI or the relevant subsidiary, as the case may be, at the time of such advance. In the event that funds so loaned to RCMCI or the relevant subsidiary constitute senior secured debt (as determined by RCI and RCMCI, acting reasonably, at the time of advance of funds), the unpaid amount of the principal sum so


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advanced shall bear interest at an annual rate equal to the Cost of Funds of RCI during the relevant period plus 2%. For the purposes hereof, "Cost of Funds" means the cost of funds to RCI as quoted to RCI by its bankers as such cost of funds may fluctuate from time to time, as notified to RCMCI by RCI. All other loans made to RCMCI or any of its subsidiaries in accordance with this paragraph 10 shall bear interest at a rate determined by RCI and RCMCI at the time of advance of funds. Interest on amounts so loaned to RCMCI or its subsidiary shall be paid by RCMCI or that subsidiary, as the case may be, monthly in arrears on the last business day of each month in Toronto, Ontario. Notwithstanding the foregoing, this paragraph 10 shall not apply to funds loaned to RCMCI by RCI pursuant to the provisions of a credit agreement to be entered into between RCI and RCMCI providing for, among other things, the establishment by RCI of a $100 million revolving credit facility in favour of RCMCL.

11.   Responsibility

      RCI assumes no responsibility to RCMCI hereunder other than as expressly set forth herein. RCI shall not be liable to RCMCI hereunder except where RCI has acted in bad faith or has been grossly negligent in the performance of its obligations hereunder.

12.   Term

      This Agreement shall continue in full force and effect until December 31, 1992 and thereafter shall be automatically renewed for successive terms of one year each unless either party notifies the other in writing at least six months before the end of the initial term, or any renewal term then in effect, of its intention not to have the term extended beyond the initial term or renewal term then in effect, as the case may be. Rights and obligations of either party accrued hereunder at the time of termination of this Agreement shall not be affected by such termination. Notwithstanding the foregoing, this Agreement shall have no force or effect unless and until it is approved by the Independent Directors at a meeting duly called for that purpose and a certified copy of


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the resolution of the Independent Directors so approving this Agreement, in a form acceptable to RCI, acting reasonably, has been provided to RCI.

13.      Notice

      Any notice required or permitted to be given under this Agreement shall be in writing and shall be given by delivering the same, in the case of RCI to Suite 2600, Commercial Union Tower, Toronto Dominion Centre, Toronto, Ontario M5K 1J5, to the attention of Senior Vice President, Finance and in the case of RCMCI or RCMI to 10 York Mills Road, Toronto, Ontario M2P 2C9, to the attention of Vice President, Finance. Any notice so given shall be deemed to have been given or made on the business day on which it is delivered. Either party may change its address for service from time to time by notice given in accordance with the foregoing.

14.   Entire Agreement

      This Agreement constitutes the entire agreement between the parties hereto relating to the subject matter hereof. This Agreement may not be amended or modified in any way except by the written consent of the parties hereto.

15.   Enurement

      The provisions of this Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. This Agreement may not be assigned by either party without the prior written consent of the other party.

16.   Additional Assurance

      Each party shall from time to time and at all times hereafter do such further acts and things and execute such further documents and instruments as shall reasonably be required in order to fully perform and carry out the terms of this Agreement.


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17.   Time of Essence

      Time shall be of the essence of this Agreement.

18.   Governing Law

      This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and the parties hereto hereby irrevocably attorn to the jurisdiction of the courts of such Province.

      IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the date first above written.



                                   ROGERS COMMUNICATIONS INC.


                                   by
                                       -----------------------------------

                                                                          C.S.
                                       -----------------------------------


                                   ROGERS CANTEL MOBILE COMMUNICATIONS INC.


                                   by
                                       -----------------------------------

                                                                          C.S.
                                       -----------------------------------


                                   ROGERS CANTEL MOBILE INC.


                                   by
                                       -----------------------------------

                                                                          C.S.
                                       -----------------------------------